Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     US DOE Announces Recovery Act Funding for up to 2,800 Natural Gas
     Vehicles

     VANCOUVER, Aug. 26 /CNW/ - Westport Innovations Inc.
(TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transporation technologies, announced today that the US Department of Energy's
(DOE) Clean Cities program to reduce petroleum consumption in the transportation sector has awarded $300 million funding for 25 cost-share projects across the US that will deploy more than 9,000 alternative fuel and energy efficient vehicles and build 542 new refueling stations. Based on the
DOE's announcement, funding for approximately 500 LNG trucks and 2,300 CNG vehicles, including refuse trucks and shuttle buses, were awarded. Westport anticipates that a significant portion of these 2,800 vehicles will be sourced from manufacturers incorporating Westport's 15-litre GX engine or CWI's 8.9 litre ISL G engine.
     "This is a significant and decisive announcement for natural gas trucks and urban fleet vehicles," said Michael Gallagher, President & Chief Operating
Officer of Westport. "Given the vehicle applications of the projects awarded funding, we expect to benefit from the majority of funding through the sale of
Westport HD systems and through the sale of Cummins Westport ISL G engines.
Given the current price gap between oil and natural gas, and the recent breakthroughs in natural gas shale resource development, the benefits have never been clearer. We congratulate the DOE Clean Cities program for their timely deployment of these stimulus projects that will inevitably lead to dramatic growth in the green energy industry."
     Details of the projects approved for funding can be found on the DOE website at www.energy.gov/news2009/7843.htm. Of the projects, 18 include LNG and/or CNG heavy-duty vehicles and refueling stations. Highlights for Westport would include the South Coast Air Quality Management District's UPS
Ontario-Las Vegas LNG Corridor Expansion Project, which will provide a 700 mile LNG fueling corridor along one of the most heavily travelled truck routes in the US. UPS will construct a publicly accessible LNG fuel station in Las
Vegas and will deploy 150 LNG heavy-duty trucks as part of this DOE program.
The San Bernadino Associated Governments' J.B. Hunt LNG Truck Project: Made in
America Initiative will allow J.B. Hunt to deploy its first LNG trucks in
Southern California. Natural gas refuse truck programs were funded in New
Jersey, Long Island, Chicago, and Idaho. Port Drayage projects in Los Angeles also received funding.
     Westport cautions that no contracts have been awarded for these programs and no orders for vehicles have been released yet. While the exact timing of the funding awarded to applicants is unclear at this time, the Company expects further updates from both our customers and government agencies as contracting processes begin.

     About Clean Cities

     Clean Cities is a government-industry partnership sponsored by the U.S.
Department of Energy's (DOE) Vehicle Technologies Program. Clean Cities'
mission is to advance the energy, economic and environmental security of the
United States by supporting local decision to adopt practices that reduces the use of petroleum in the transportation sector. The funding is provided under the American Recovery and Reinvestment Act awards for alternative fuels and advanced vehicle pilot program.

     About Westport Innovations Inc.

     Westport Innovations Inc. is a leading global supplier of proprietary solutions that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen and biofuels such as landfill gas. Cummins Westport Inc., Westport's joint venture with Cummins Inc., manufactures and sells the world's broadest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses. BTIC Westport Inc., Westport's joint venture with Beijing Tianhai Industry Co. Ltd., manufactures and sells LNG fuel tanks for vehicles. Westport's joint venture with OMVL SpA, Juniper
Engines Inc., offers light-duty LPG engine solutions for industrial applications such as forklifts. www.westport.com

     Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, including statements relating to the US Department of Energy's Clean
Cities program funding and projects relating to LNG and CNG vehicles,and their potential impact on Westport which are based on Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %CIK: 0001370416

     /For further information: Inquiries: Darren Seed, Director, Investor
Relations, Westport Innovations Inc., Phone: (604) 718-2046, Email:
invest(at)westport.com/
     (WPT. WPRT)

CO:  Westport Innovations Inc.

CNW 18:51e 26-AUG-09